EXHIBIT 99.3

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – November 9, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that on November 8, 2010, its subsidiary, D.B.S Satellite Services (1998) Ltd. ("D.B.S"), received an announcement from The Israeli Cable and Satellite Broadcasting Authority according to which D.B.S’s license will be amended in a manner that will require D.B.S to set a limit of 18 months for any offer to subscribers that will include a commitment period.

D.B.S is reviewing the decision and at this stage, is not able to evaluate its impact.